SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of March 2007
SHINHAN FINANCIAL GROUP CO., LTD.
(Translation of registrant’s name into English)
120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will
file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-                    .

Summary of 2006 Annual Report
On March 30, 2007, Shinhan Financial Group (“SFG”) filed the 2006 Annual Business Report (the “Business Report”) with the Financial Supervisory Service of the Republic of Korea (“Korea”) pursuant to the Securities and Exchange Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.
The financial information in this report has been prepared in accordance with accounting principles generally accepted in Korea.

1.	Introduction of the Group
2.	Business Results
3.	Independent Accountant
4.	Directors, Executive Officers and Employees
5.	Activities of Board of Directors and Sub-committees
6.	Market Price Information of Our Common Shares and ADRs
7.	Related Party Transactions

1.	Introduction of the Group
Company History in 2006 and 2007
▪	January 2006: Obtained pre-approval for M&A between Shinhan Bank and Chohung Bank

▪	April 2006: Launched the integrated Shinhan Bank and Shinhan Card

▪	August 2006: Shinhan Financial Group selected as preferred bidder for LG Card acquisition

▪	December 2006: Signed MOU (Memorandum of Understanding) for LG Card acquisition

▪	March 2007: LG Card joined Shinhan Financial Group as subsidiary
Principal Subsidiaries under Korean Law as of March 30, 2007
Direct Subsidiaries

Subsidiaries	Ownership by SFG
Shinhan Bank 1)	100.0%
LG Card 2)	85.7%
Good Morning Shinhan Securities	100.0%
Shinhan Life Insurance	100.0%
Shinhan Card	100.0%
Shinhan Capital	100.0%
Shinhan BNP Paribas ITMC	50.0%
Jeju Bank 3)	62.4%
SH&C Life Insurance	50.0%
Shinhan Macquarie Financial Advisory	51.0%
Shinhan Credit Information	100.0%
Shinhan Private Equity	100.0%

1)	On April 1, 2006, Chohung Bank merged with Shinhan Bank, and the name of the integrated bank is ‘Shinhan Bank.’

2)	LG Card joined Shinhan Financial Group as a subsidiary on March 23, 2007.

Of total LG Card’s common shares, Shinhan Financial Group and Shinhan Bank own 78.6% and 7.1% respectively.

3)	Jeju Bank is currently listed on the Korea Exchange.

Indirect subsidiaries held through direct subsidiaries
(As of December 31, 2006)

		Ownership by
Direct Subsidiaries	Indirect Subsidiaries	the Parent
Shinhan Bank	Shinhan Data System	100.0%
	Shinhan Finance Ltd.(Hong Kong) 1)	100.0%
	SH Asset Management Co. Ltd 2)	79.8%
	Shinhan Asia Limited 2)	100.0%
	Shinhan Bank America 2)	100.0%
	Shinhan Bank Europe GmbH 2)	100.0%
	Shinhan Vina Bank 2)	50.0%
	CHB Valuemeet 2001 year 1st Securitization	50.0%
	CHB Valuemeet 2001 year 2nd Securitization	50.0%
	CHB Valuemeet 2002 year 1st Securitization	50.0%
Good Morning Shinhan Securities	Good Morning Shinhan Securities Europe	100.0%
	Good Morning Shinhan Securities USA	100.0%
Shinhan Private Equity	Shinhan NPS Private Equity Fund 1st	5.0	% 3)

1)	On November 1, 2006, Shinhan Finance Limited, Shinhan Financial Group’s indirect subsidiary, was transferred to a branch of Shinhan Bank. The liquidation process is currently taking place and is expected to be finalized during the first half of 2007.

2)	Names of subsidiaries previously owned by Chohung Bank were changed accordingly after the integration with Shinhan Bank.

3)	Shinhan Financial Group and its subsidiaries currently own 36.7% of Shinhan NPS Private Equity Fund 1st.
Number of Shares by Type
The table below shows the number of issued and outstanding shares of the Group following the capital increase on January 25, 2007

Types of Shares	Number of Shares
Common Shares	381,567,614
Redeemable Preferred Shares	68,757,169
Redeemable Convertible Preferred Shares	14,721,000

Total	465,045,783

Employee Stock Ownership Plan (ESOP)
(1) Contribution to ESOA (Employee Stock Ownership Association)

		Contribution Amount
Contributed to	Contribution Date	(KRW)	Contributor	Use of money
Employee Accounts (Contributed by relevant companies)	Feb. 28, 2006	542,407,000	Shinhan Card	Stock Purchase
	Mar. 3, 2006	802,088,300	Shinhan Capital	Stock Purchase
	Mar. 6, 2006	10,641,000,000	Shinhan Bank	Stock Purchase
	Mar. 14, 2006	212,552,860	SFG	Stock Purchase
	Apr. 26, 2006	43,240,950	Shinhan Bank	Operational Expenses
	Aug. 9 ~ Sept. 4, 2006	19,297,881,928	Shinhan Bank	Stock Purchase
	Dec. 12 ~ Dec. 28, 2006	18,290,086,647	Shinhan Bank	Stock Purchase
Sub-total		49,829,257,685	—
Employee Accounts (Contributed by employees)	Dec. 13~ Dec. 28, 2006	20,783,009,999	Employees	Stock Purchase
Sub-total		20,783,009,999	—
Total		70,612,267,684	—
(2) Changes in ESOA Share Ownership
(As of December 31, 2006, Unit: shares)

		Beginning
		Balance			Ending Balance
	Share type	(Jan.1, 2006)	Increase 1)	Decrease 2)	(Dec. 31, 2006)
Association Accounts	Common Shares	1,942,413	—	2,440	1,939,973
Employee Accounts	Common Shares	843,270	1,975,405	31,713	2,786,962
Total	—	2,785,683	1,975,405	34,153	4,726,935

1)	The increase is attributable to the purchase of shares by subsidiaries and employees.

2)	The decrease is attributable to the retirement of employees.

(3) ESOA Share Ownership per each company
(As of December 31, 2006, Unit: shares)

Company	Association Accounts	Employee Accounts	Total Balance
Shinhan Financial Group	36,672	18,489	55,161
Shinhan Bank	1,884,894	2,626,217	4,511,111
Good Morning Shinhan Securities	—	20,446	20,446
Shinhan Capital	18,407	22,997	41,404
Shinhan Card	—	37,891	37,891
Shinhan Life Insurance	—	55,689	55,689
SH&C Life Insurance	—	1,198	1,198
Shinhan Credit Information	—	1,074	1,074
Shinhan Data System	—	2,961	2,961
Total	1,939,973	2,786,962	4,726,935
Preferred Shares
(As of March 30, 2007, Unit: shares)

		Redeemable Convertible
Description	Redeemable Preferred Shares	Preferred Shares
Initially issued shares	81,573,961	59,441,603
Number of shares redeemed or converted	12,816,792	44,720,603
Outstanding shares	68,757,169	14,721,000
Dividends

Description	2006	2005
Dividend per Share (Dividend Rate)	KRW 900 (18%)	KRW 800 (16%)
Total Dividend Amount	KRW 392,239 mil.	KRW 385,049 mil.
Dividend Payout Ratio	21.40%	24.67%

2. Business Results
Operational Results
(KRW million)

	2006	2005	2004
	(Jan.1~Dec.31)	(Jan.1~Dec.31)	(Jan.1~Dec.31)
Operating Revenue	1,997,914	1,715,499	1,224,147
Gain using the equity method of accounting	1,917,268	1,618,314	1,108,952
Interest income	79,151	95,812	114,264
Other income	1,495	1,373	931
Operating Expense	177,051	154,872	147,638
Loss using the equity method of accounting	—	—	212
Operating Income	1,820,863	1,560,627	1,076,509
Source and Use of Funds
Source of Funds
(KRW million)

	2006		2005		2004
	(Jan.1~Dec.31)		(Jan.1~Dec.31)		(Jan.1~Dec.31)
	Average	Ratio	Average	Ratio	Average	Ratio
	Balance 1)	(%)	Balance 1)	(%)	Balance 1)	(%)
Stockholders’ Equity	10,376,235	76.70	8,463,137	77.36	6,770,562	74.00
Capital Stock	2,170,758	16.05	2,100,646	19.20	2,012,812	22.00
Capital Surplus	4,360,100	32.23	3,846,957	35.16	3,485,465	38.10
Retained Earnings	2,979,153	22.02	2,158,881	19.73	1,130,293	12.35
Capital Adjustment	866,224	6.40	356,653	3.26	141,992	1.55
Borrowings	3,152,497	23.30	2,477,425	22.64	2,378,244	26.00
Debentures	2,556,250	18.89	2,090,759	19.11	2,017,816	22.06
Other liabilities	596,247	4.41	386,666	3.53	360,428	3.94
Total	13,528,732	100.00	10,940,562	100.00	9,148,806	100.00

1)	The Average Balance was calculated by averaging the ending balance of each quarter.

Use of Funds
(KRW million)

	2006		2005		2004
	(Jan.1~Dec.31)		(Jan.1~Dec.31)		(Jan.1~Dec.31)
	Average	Ratio	Average	Ratio	Average	Ratio
	Balance 1)	(%)	Balance 1)	(%)	Balance 1)	(%)
Investments on equity stock	11,646,253	86.09	9,060,179	82.81	7,102,731	77.64
Shinhan Bank	1,771,480	13.09	4,198,207	38.37	3,709,669	40.55
Chohung Bank	7,226,085	53.41	3,393,190	31.01	2,411,868	26.36
Good Morning Shinhan Securities	943,203	6.97	867,403	7.93	610,171	6.67
Shinhan Life Insurance	768,599	5.68	147,558	1.35	0	0.00
Shinhan Card	639,038	4.72	197,754	1.81	162,378	1.77
Shinhan Capital	170,264	1.26	139,108	1.27	112,775	1.23
Shinhan BNP Paribas ITMC	24,152	0.18	23,139	0.21	22,435	0.25
E-Shinhan	—	0.00	2,197	0.02	2,617	0.03
Shinhan Macquarie FA	1,135	0.01	1,641	0.01	1,159	0.01
Jeju Bank	66,809	0.49	57,606	0.53	49,418	0.54
Shinhan Credit Information	9,179	0.07	8,198	0.07	4,628	0.05
SH&C Life Insurance	17,322	0.13	14,879	0.14	13,655	0.15
Shinhan Private Equity	8,987	0.07	9,300	0.09	1,958	0.02
Loans	1,299,633	9.61	1,667,537	15.24	1,953,788	21.36
Fixed Assets	959	0.01	1,296	0.01	1,508	0.00
Intangible Assets	987	0.01	1,030	0.01	477	0.00
Cash Deposit in bank	422,201	3.12	177,313	1.62	55,370	0.60
Other Assets	158,699	1.17	33,207	0.31	34,932	0.40
Total	13,528,732	100.00	10,940,562	100.00	9,148,806	100.00

1)	The Average Balance was calculated by averaging the ending balances of each quarter.
Other Financial Information
Requisite Capital Ratio
(KRW million)

	2006	2005	2004
Aggregate Amount of Equity Capital (A)	14,184,052	11,434,001	9,867,854
Requisite Capital (B)	10,183,478	8,609,121	7,625,261
Requisite Capital Ratio (A/B) 1)	139.28%	132.81%	129.41%

1)	Under the guidelines issued by the Financial Supervisory Commission applicable to financial holding companies, we, at the holding company level, are required to maintain a minimum requisite capital ratio of 100%.

Won Liquidity Ratio
(KRW million)

	2006	2005	2004
Won Assets due within 3 months (A)	605,415	341,547	221,335
Won Liabilities due within 3 months (B)	248,661	332,746	212,081
Won Liquidity Ratio (A/B) 1)	243.47%	102.65%	104.36%

1)	Under the guidelines issued by the Financial Supervisory Commission, we, at the holding company level, are required to maintain a Won liquidity ratio of not less than 100%.
Liabilities to Equity Ratio
(KRW million)

	2006	2005	2004
Liabilities (A)	3,642,106	2,325,114	2,325,043
Equity (B)	11,361,526	10,137,017	7,747,609
Liabilities to Equity Ratio (A/B)	32.06%	22.94%	30.01%
Capital Adequacy Ratio and Other Ratios of Certain Subsidiaries
(1)	BIS Capital Adequacy Ratio (%) 1)

	2006	2005	2004
Shinhan Bank 2)	12.01	10.94	9.40
Jeju Bank	11.26	11.71	10.91

1)	The BIS Capital Adequacy Ratio is computed in accordance with the guidelines issued by the Financial Supervisory Commission for commercial banks. Under these guidelines, commercial banks are required to maintain a minimum capital adequacy ratio of 8%.

2)	The integrated Shinhan Bank was launched on April 1, 2006 and figures for 2004 and 2005 are of pre-merger Chohung Bank, the surviving entity.
(2)	Net Capital Ratio (%)

	Dec.31 2006	Mar.31 2006	Mar.31 2005
Good Morning Shinhan Securities	584.40	558.60	629.22

*	Net Capital Ratio is computed in accordance with the guidelines issued by the Financial Supervisory Commission for securities investment trust businesses. Under these guidelines, Good Morning Shinhan Securities is required to maintain a minimum net capital ratio of 100%.
(3)	Solvency Margin Ratio (%)

	Dec.31 2006	Mar.31 2006	Mar.31 2005
Shinhan Life Insurance	232.6	230.8	204.9

*	Shinhan Life Insurance joined Shinhan Financial Group as the Group’s subsidiary as of December 13, 2005. Under the guidelines issued by the Financial Supervisory Commission, Shinhan Life Insurance is required to maintain a minimum solvency margin ratio of 100%.

(4)	Adjusted Equity Capital Ratio (%)

	2006	2005	2004
Shinhan Card	17.47	17.68	16.48

*	The Adjusted Equity Capital Ratio represents the ratio of total adjusted shareholder’s equity to total adjusted assets and is computed in accordance with the guidelines issued by the Financial Supervisory Commission for credit card companies. Under these guidelines, Shinhan Card is required to maintain a minimum adjusted equity capital ratio of 8%.
Non- Performing Loans of Certain Subsidiaries 1)
(1)	Non- Performing Loans
(KRW million)

			Dec.31. 2005		Dec.31. 2004
			(March 31, 2006 for GMS		(March 31, 2005 for GMS
	Dec.31.2006		Securities)		Securities)

		NPL to		NPL to		NPL to
	Balance of	total Loans	Balance of	total Loans	Balance of	total Loans
	NPL	(%)	NPL	(%)	NPL	(%)

Shinhan Bank 2)	729,655	0.62	531,349	1.15	814,127	1.89
Jeju Bank	13,120	0.74	16,287	1.15	30,261	2.33
GMS Securities 3)	26,590	4.33	26,943	5.68	30,745	11.77
Shinhan Card 4)	111,770	3.50	33,420	2.71	37,502	4.46

1)	Non-performing loans of banks are defined as those loans are past due more than 90 days or those are placed on non-accrual status according to the guidelines of the Financial Supervisory Commission.

2)	Figures for 2004 and 2005 are of pre-merger Chohung Bank, the surviving entity, and figures for 2006 are of the integrated Shinhan Bank.

3)	Under the guidelines of the Financial Supervisory Commission, every securities brokerage company shall classify its loans into five categories: “normal,” “precautionary,” “substandard,” “doubtful” and “estimated loss.” Under the Group’s internal measures, non-performing loans of Good Morning Shinhan Securities includes loans classified as “substandard,” “doubtful,” and “estimated loss.”

4)	Under the guidelines of the Financial Supervisory Commission, every credit card company shall classify its loans into five categories: “normal,” “precautionary,” “substandard,” “doubtful” and “estimated loss.” Under the Group’s internal measures, non-performing loans of Shinhan Card includes loans classified as “substandard,” “doubtful” and “estimated loss.”

(2)	Loan Loss Allowances & Write-offs for the period
(KRW million)

			Jan. 1, 2006~	Jan. 1, 2005~	Jan. 1, 2004~
			Dec. 31, 2006	Dec. 31, 2005	Dec. 31, 2004
Shinhan Bank	Loan Loss	Domestic	1,911,843	905,000	1,001,800
	Allowance	Overseas	59,758	27,600	51,200
		Total	1,971,601	932,600	1,053,000
	Write-offs		160,636	571,500	1,400,200
Jeju Bank	Loan Loss	Domestic	26,313	25,329	32,299
	Allowance	Overseas	—	—	—
		Total	26,313	25,329	32,299
	Write-offs		8,325	19,145	24,735
GM Shinhan Securities1)	Loan Loss	Domestic	29,510	28,900	30,900
	Allowance	Overseas	—	—	—
		Total	29,510	28,900	30,900
	Write-offs		227	2,300	1,900
Shinhan Card	Loan Loss	Domestic	148,724	46,269	49,785
	Allowance	Overseas	—	—	—
		Total	148,724	46,269	49,785
	Write-offs		179,351	117,583	233,178

1)	The fiscal year of Good Morning Shinhan Securities ends on March 31 of each year. Accordingly, the relevant periods for Good Morning Shinhan Securities are adjusted as follows: (i) from April 1, 2006 to December 31, 2006, (ii) from April 1, 2005 to March 31, 2006, and (iii) from April 1, 2004 to March 31, 2005.

3. Independent Accountant
Audit Opinion for the last 3 years

	FY 2006	FY 2005	FY 2004
Audit Opinion	Unqualified	Unqualified	Unqualified
Compensation to the Independent Auditor for Audit and Review Services
     The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements prepared in accordance with generally accepted accounting principles in Korea.

Year	Auditor	Payment (KRW mil.)	Working hours
2006	KPMG Samjong Accounting Corp.	304	3,150 hours
2005	KPMG Samjong Accounting Corp.	288	3,073 hours
2004	KPMG Samjong Accounting Corp.	300	2,504 hours
Compensation for Services Other than Audit and Review
     The following is a description of the fees and commissions paid to our independent auditor for the services other than audit and review during 2006.

Year	Date	Service description	Payment (KRW mil.)
2006	2006.09.26	Audit of the Financial Statements based on US GAAP (2006)	2,079
	2006.09.26	Audit of disclosure control and procedure & Internal control system	1,150

4. Directors, Executive Officers and Employees
Directors and Executive Officers
1)	Executive Directors
     Our executive directors are as follows as of March 30, 2007:

Name	Date of Birth	Position	Service Term
Eung Chan Ra	Nov.25, 1938	Chairman of BOD Board Steering Committee member	3 years starting from March 20, 2007
In Ho Lee	Nov. 2, 1943	President & CEO Board Steering Committee member	2 years starting from March 20, 2007
2)	Non-Executive Directors
     Currently, 13 non-executive directors are in office, of which 12 members are outside directors, nominated by our Outside Director Recommendation Committee and appointed pursuant to the approval of general shareholders’ meeting on March 20, 2007.
     Our non-executive directors are as follows:

Outside
Name	Date of Birth	Director	Current Position	Service Term
Sang Hoon Shin	July 1, 1948	X	—	1 year starting from March 20, 2007
Si Jong Kim	Apr. 16, 1937	O	—	1 year starting from March 20, 2007
Young Woo Kim	May 1, 1952	O	Audit Committee member	1 year starting from March 20, 2007
Byung Hun Park	Sept. 10, 1928	O	Board Steering Committee member	1 year starting from March 20, 2007
Yong Woong Yang	Aug. 4, 1948	O	—	1 year starting from March 20, 2007
Haeng Nam Chung	Mar. 15.1941	O	—	1 year starting from March 20, 2007
Young Hoon Choi	Nov. 8, 1928	O	—	1 year starting from March 20, 2007
Philippe Reynieix	Jun. 24, 1949	O	Risk Management Committee member	1 year starting from March 20, 2007
Board Steering Committee member
Pyung Joo Kim	Feb. 6, 1939	O	Risk Management Committee member	1 year starting from March 20, 2007
Compensation Committee member
Board Steering Committee member
Shee Yul Ryoo	Sept. 5, 1938	O	Risk Management Committee member	1 year starting from March 20, 2007
Compensation Committee member
Yoon Soo Yoon	Mar. 5, 1946	O	Audit Committee member Compensation Committee member	1 year starting from March 20, 2007
Sang Yoon Lee	Sept. 13, 1942	O	Audit Committee member Compensation Committee member	1 year starting from March 20, 2007
Sung Bin Chun	Jan. 21, 1953	O	Audit Committee member Compensation Committee member	1 year starting from March 20, 2007
For personal profiles of the outside directors, please refer to our Form 6-K filed on February 21, 2007.

     3) Executive Officers
     In addition to the executive directors, we currently have the following executive officers:

Name	Date of Birth	Position	In charge of
Jae Woo Lee	July 2, 1950	Chief Operating Officer	General Affairs Team, Public Relations Team, and Human Resources Team
Byung Jae Cho	Jan. 6, 1951	Chief Financial Officer	Finance Planning Team, Risk Management Team, and Investor Relations Team
Jin Won Suh	April 20, 1951	Chief Strategy Officer	Strategic Planning Team, Future Strategy & Management Team, and Information & Technology Planning Team,
Jae Woon Yoon	July 22, 1951	Group Synergy Officer	Joint Procurement Team, Synergy Management Team, and Audit & Compliance Team
Stock Options ( as of March 21, 2007)

		Number of Changes
					No. of
		No. of	No. of Exercised	No. of Cancelled	Exercisable
Guarantee		Granted Options	Options	Options	Options
Granted in 2002	Management, Head of Department	864,576	285,011	0	579,565
Granted in 2003	Management, Head of Department	1,020,206	314,548	11,390	694,268
Granted in 2004	Management, Head of Department	1,258,923	162,784	15,200	1,080,939
Granted in 2005	Management, Head of Department, Outside Directors	2,695,200	0	250,100	2,445,100
Granted in 2006	Management, Head of Department, Outside Directors	3,296,200	0	166,800	3,129,400
Granted in 2007	Management, Head of Department, Outside Directors	1,301,050	0	0	1,301,050
	Total	9,571,579	477,332	443,490	8,650,757
Employees
(As of December 31, 2006)

	Number of Employees	Average length of Service	Total Salaries and wages paid in 2006 (KRW million)	Average Payment per person (KRW million)
Male	80	2yrs 9mths	8,774	110
Female	19	3 yrs	946	50
Total	99	2yrs 9mths	9,721	98

5. Activities of Board of Directors and sub-committees for the period 2006 4Q~2007
1) Meetings of Board of Directors

Date	Agenda
	1. Approval of financial support limit per subsidiary in 2007	Approved
— Financial support limit per subsidiary set at KRW1.34tril. for 2007
	2. Capital Injection into Good Morning Shinhan Securities	Approved
— Approval of capital injection of up to KRW 500bil. into Good Morning Shinhan Securities and issuance of corporate bond for first round of injections (KRW300bil.)
	3. Approval of LG Card acquisition agreement	Approved
— Approval of LG Card acquisition agreement and purchase of LG Card shares through tender offer
	4. Incorporation of LG Card as subsidiary of SFG	Approved
— Incorporate of LG Card as a subsidiary of Shinhan Financial Group following acquisition
(Incorporation into Group scheduled in March 2007)
	5. Issuance of preferred shares for LG Card acquisition	Approved
Dec. 18, 2006	— Issuance of 43,711,100 preferred shares
	6. Issuance of corporate bonds for LG Card acquisition by public offering	Approved
— Issuance of 38th, 39th and 40th round of corporate bonds for LG
Card acquisition (KRW500bil. each, a total of KRW1.5tril.)
	7. Issuance of corporate bonds by private placement and other funding requirements for LG Card acquisition	Approved
— Issuance of corporate bonds by private placement (KRW500bil.) and CP (KRW380bil.) for LG Card acquisition
	8. Appointment of Non-Director Management of Shinhan Financial Group	Approved
— Appointment of non-director management following term expiry
	9. Business plans and budget for 2007	Approved
— Approval of business plans and budget for 2007
Feb. 2, 2007	1. Approval of FY2006 Financial Statements and Business Report	Approved
	2. Appointment of Outside Director Recommendation Committee members	Approved
— Eung Chan Ra, Byung Hun Park, Shee Yul Ryoo, Sang Yoon Lee, Yoon Soo Yoon (5 persons)
Feb. 15, 2007	1. Convocation of General Shareholders’ Meeting for the 6th FY	Approved
— General Shareholders’ Meeting for the 6th FY to be held on March 20, 2007
	2. Approval of Director Remuneration Pool	Approved
— Same as the previous year
	3. Grant of Stock Options to Executives and Employees of the Company and Its Subsidiaries	Approved
— Approval for stock option grant up to the limit of 1,459,550 shares
	4. PU Assignment to Executives	Approved
— To grant 168,200 units to 6 executives
* Value per one unit = KRW 54,560 on grant date (March 20, 2007)
	5. Cancellation of Granted Stock Options	Approved
— A total of 343,000 stock options cancelled (3 companies, 131 persons)
	6. Corporate Bond Issuance	Approved
— The 41st issuance of corporate bond (KRW 100bil.) scheduled to be issued in March 2007
Mar. 20, 2007	1. Appointment of Representative Directors	Approved
— Eung Chan Ra as Chairman, In Ho Lee as President & CEO
	2. Appointment of Sub-Committee Members	Approved
— Appointment of committee members
	3. Compensation for Directors	Approved
— Same as the previous year
	4. Fifth Amendment to the “Guidelines on Personal Credit Date Provision and Use”	Approved
— Inclusion of LG Card in the list of companies to share company information

Date	Agenda
	5. Incorporation of GM-Shinhan Securities’ Hong Kong Affiliate as Indirect Subsidiary	Approved
— Establishment of Good Morning Shinhan Securities’ third local subsidiary
	6. Issuance of Corporate Bonds	Approved
— KRW100bil. for 41st issuance, KRW 200bil. for 42nd issuance
2) Board Steering Committee

Date	Agenda
Dec. 18, 2006	1. Deliberation on candidate for non-director management	Approved
— Managing Director — Jae Woo Lee
Feb. 2, 2007	1. Appointment of Outside Director Recommendation Committee	Approved
— Eung Chan Ra, Byung Hun Park, Shee Yul Ryoo, Sang Yoon Lee, Yoon Soo Yoon (5 persons)
Feb. 12, 2007	1. Recommendation for directors who are not outside directors	Approved
— Eung Chan Ra, In Ho Lee, Sang Hoon Shin (3 persons)
	2. Recommendation of Audit Committee members	Approved
— Sang Yoon Lee, Yoon Soo Yoon, Sung Bin Chun, Young Woo Kim (4 persons)
	3. Deliberation on stock option grant to outside directors with professional expertise	Approved
— 10,000 stock options per person, up to 50,000 stock options in total
3) Risk Management Committee

Date	Agenda
Dec. 18, 2006	* Reporting Item: Status of the Group’s Capital Adequacy Ratios and Risk Limit Management by Risk Type during 3Q 2006	—
Feb. 12, 2007	1. Group’s Minimum Equity Capital Ratios and Risk Limits for 2007	—
	* Reporting Item: Status of the Group’s Capital Adequacy Ratios and Risk Limit Management by Risk Type during 4Q 2006	Approved
4) Meetings of Audit Committee

Date	Agenda
Dec. 18, 2006	1. Non-audit Contracts of Shinhan Financial Group and subsidiaries	Approved
Feb. 15, 2007	1. Audit Results for the 6th Fiscal Year	Approved
— Confirmation of Audit Results for the 6th FY and Submission of Audit Report
	2. Evaluation of the Internal Monitoring System	Approved
	3. Evaluation of the Operation Status of the Internal Accounting Control System for the Year 2006	Approved
— The internal accounting control system has been efficiently planned and properly operated.
	4. Evaluation of the Internal Monitoring System	Approved
— The internal monitoring system is properly operated
	5. Approval of audit plans for 2007	Approved
— Approval of 2007 audit plans for Shinhan Financial Group and subsidiaries
	6. Ratification of the Company and its Subsidiaries’ Non-audit Contracts	Approved
1) Tax consulting (Shinhan Financial Group-Samjung)
2) Internal auditing management system (SH&C Life Insurance-Samjung)
3) Income Tax Advisory, Tax Adjustment (5 companies including Good Morning Shinhan Securities — Samjung)
	7. Auditing Results of the 5th Annual Shareholders’ Meeting	Approved
— Results found to be appropriate

5) Meetings of Outside Director Recommendation Committee

Date	Agenda
Feb. 14, 2007	1. Appointment of Outside Director Recommendation Committee head	Approved
— Head: Byung Hun Park
	2. Recommendation of outside director candidates	Approved
— Outside Directors: Byung Hun Park, Si Jong Kim, Yong Woong
Yang, Haeng Nam Chung, Young Hoon Choi, Young Woo Kim, Reynieix
(7 persons)
— Outside Directors with professional expertise: Shee Yul Ryoo,
Yoon Soo Yoon, Sang Yoon Lee, Pyung Joo Kim, Sung Bin Chun (5 persons)
6) Compensation Committee

Date	Agenda
Feb. 14, 2007	1. 2006 Evaluation and Compensation results for the Management	Approved
	2. 2007 Evaluation and Compensation Scheme for the Management	Approved
	3. Setting 2007 Group KPI Target and MBO of the Management	Approved
	4. 2007 Stock Options granted to the Management	Approved
	5. Grant of PU(Performance Unit) to management	Approved
6. Market Price Information of our Common Shares and ADRs
Common Share Traded on the Korea Exchange
(KRW, number of shares)

		Sept. 2006	Oct. 2006	Nov. 2006	Dec. 2006	Jan. 2007	Feb. 2007
Price per share	High	44,000	44,100	46,900	48,500	49,900	57,800
	Low	42,100	41,450	43,100	44,000	45,450	51,500
Trading Volume		22,816,559	24,500,981	26,887,343	22,774,048	23,229,216	48,203,956
American Depositary Shares traded on the New York Stock Exchange
Shinhan Financial Group listed its American Depositary Shares on the New York Stock Exchange on September 16, 2003.
(USD, number of shares)

		Sept. 2006	Oct. 2006	Nov. 2006	Dec. 2006	Jan. 2007	Feb. 2007
Price per share	High	92.60	93.00	100.40	106.00	106.73	123.65
	Low	88.95	86.56	90.25	95.80	96.75	110.25
Trading Volume		362,500	313,900	418,500	505,200	575,100	896,200

7. Related Party Transactions
Loans to Subsidiaries
(As of December 31, 2006, Unit: KRW 100 million)

	Origination	Maturity	Funding	Lending	Beginning Balance			Ending Balance
Loan Type	Date	Date	Rate	Rate	Jan. 1, 2006	Increase	Decrease	Dec. 31, 2006
Loans in KRW	2005-01-31	2010-07-31	4.59%	5.25%	700	—	—	700
Privately Placed Bonds	2001-12-21	2008-03-21	7.12%	7.42%	500	—	500	—
Loans in KRW	2003-01-24	2006-01-24	5.19%	5.50%	500	—	500	—
Loans in KRW	2003-02-26	2006-02-26	4.99%	5.29%	2,000	—	2,000	—
Loans in KRW	2003-04-23	2009-04-23	5.47%	6.28%	1,000	—	—	1,000
Loans in KRW	2003-05-23	2006-05-23	5.29%	5.59%	500	—	500	—
Loans in KRW	2003-06-24	2006-06-24	5.43%	5.73%	1,500	—	1,500	—
Loans in KRW	2003-10-24	2006-10-24	4.63%	4.95%	1,000	—	—	1,000
Loans in KRW	2005-03-18	2007-03-18	4.13%	4.49%	500	—	—	500
Loans in KRW	2005-03-18	2008-03-18	4.23%	4.54%	500	—	—	500
Loans in KRW	2002-03-29	2007-04-04	7.47%	8.12%	200	—	—	200
Loans in KRW	2002-07-29	2007-07-29	6.30%	6.65%	200	—	—	200
Loans in KRW	2002-11-21	2007-11-21	5.88%	6.18%	200	—	—	200
Loans in KRW	2002-12-16	2007-12-16	5.96%	6.22%	200	—	—	200
Loans in KRW	2003-01-24	2006-01-24	5.19%	5.54%	200	—	200	—
Loans in KRW	2003-05-23	2006-05-23	5.29%	5.59%	500	—	500	—
Loans in KRW	2003-06-24	2008-06-24	5.69%	5.95%	300	—	—	300
Loans in KRW	2003-07-24	2006-07-24	5.55%	5.85%	300	—	300	—
Loans in KRW	2003-07-24	2008-07-24	5.87%	6.13%	200	—	—	200
Loans in KRW	2004-03-24	2007-03-24	4.76%	5.16%	300	—	—	300
Loans in KRW	2004-03-24	2009-03-24	5.11%	5.93%	200	—	—	200
Loans in KRW	2004-06-25	2009-06-25	4.93%	5.22%	500	—	—	500
Loans in KRW	2005-01-31	2008-01-31	4.21%	4.58%	300	—	—	300
Loans in KRW	2005-03-18	2007-03-18	4.23%	4.49%	500	—	—	500
Loans in KRW	2005-05-09	2008-05-09	3.99%	4.33%	500	—	—	500
Loans in KRW	2005-12-16	2008-12-16	5.48%	5.67%	400	—	—	400
Loans in KRW	2005-12-28	2011-01-28	5.74%	6.43%	200	—	200	—
Loans in foreign Currency	2003-12-30	2006-12-30	3M Libor + 70bp	3M Libor + 90bp	304	—	20	284
Loans in foreign Currency	2004-07-15	2007-06-15	3M Libor + 70bp	3M Libor + 90bp	405	—	27	378
Privately Placed Bonds	2004-05-07	2007-03-30	6.26%	—	31	—	31	—
Privately Placed Bonds	2002-05-20	2008-01-20	7.25%	8.14%	200	—	200	—
Loans in KRW	2006-01-24	2009-01-24	5.24%	5.41%	—	500	—	500
Loans in KRW	2006-01-24	2009-01-24	5.24%	5.41%	—	500	—	500
Loans in KRW	2006-02-27	2009-02-27	5.07%	5.23%	—	1,000	—	1,000
Loans in KRW	2006-04-24	2009-04-24	5.09%	5.22%	—	1,000	—	1,000
Loans in KRW	2006-07-31	2012-01-31	5.16%	5.64%	—	1,000	—	1,000
Loans in KRW	2006-09-26	2011-09-26	4.91%	4.99%	—	500	—	500
	—	—	—	—	14,840	4,500	6,478	12,862

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.
By /s/ Byung Jae Cho
Name:	Byung Jae Cho
Title:	Chief Financial Officer

Date : March 30, 2007